Exhibit 24.2

Power of Attorney

BY THIS POWER OF ATTORNEY made this 7th day of April, 2008

WE, RWE Aktiengesellschaft, a stock corporation incorporated in accordance with the laws of the Federal Republic of Germany and with its registered office at Opernplatz 1, 45128 Essen, Federal Republic of Germany (“RWE”), appoint each of the following:

1.	Dr. Rolf Pohlig
2.	Thomas Denny
3.	Dr. Manfred Döss
4.	Jens Gemmecke
5.	Dr. Volker Heischkamp
6.	Gunnar Helberg
7.	Georg Lambertz
8.	Roland Pappel
9.	Christian Ring
10.	Dr. Oliver Schouler
11.	Andreas Zetzsche

- each having his business address at Opernplatz 1, 45128 Essen, Germany -

(each an “Attorney”)

- each of them authorized to jointly represent RWE together with any one of the other Attorneys -

to be our attorney, each of whom – subject to joint representation together with any one of the other Attorneys – shall be vested with full power and authority in our name and on our behalf to do all such acts and things as follows:

1)
to agree, sign, seal, execute, amend, deliver and file on our behalf and in our name any agreement, contract, memorandum, notice, communication, deed, declaration, instrument or other document and to do all such acts and things that the Attorney considers to be required or pertinent in connection with the initial public offering of shares of common stock of American Water Works Company, Inc. (“AWW”) legally and beneficially owned by RWE Aqua Holdings GmbH (“RAH”), a subsidiary of RWE (the “IPO”), and to do all such things as the Attorney considers may be required or pertinent in connection therewith or arising therefrom, including but not limited to:

i)	agreeing, signing and delivering a separation agreement providing for the separation between the RWE group and AWW and its subsidiaries following the IPO (the “Separation Agreement”);

ii)
agreeing, signing and delivering a registration rights agreement providing for certain registration and other rights in respect of certain shares of common stock of AWW as may be set forth therein (the “Registration Rights Agreement”); and

iii)	any action that the Attorney considers to be necessary or desirable in connection with the performance by RWE of the provisions of the Separation Agreement and of the Registration Rights Agreement;

(all together, the “Actions”);

2)
to agree, sign, seal, execute, amend, deliver and file all documents and instruments of whatsoever kind relating or ancillary to the Actions and to appear before a notary public or other person or official or governmental authority or body for execution of any such documents (and any amendments thereto); and

3)
to sub-delegate the power of attorney granted hereunder on the same terms and conditions as set forth herein, except that a person to whom the power of attorney is sub-delegated may not further sub-delegate the power.

This Power of Attorney is governed by and shall be construed in accordance with the laws of the Federal Republic of Germany.

IN WITNESS WHEREOF this Power of Attorney has been executed for and on behalf of RWE Aktiengesellschaft on the date and year first above written.

RWE Aktiengesellschaft

/s/ Ulrich Jobs	/s/ Alwin Fitting
(Dr. Jobs)	(Fitting)